

C^M

OMB APPROVAL

OMB Number   3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2002_____AND ENDING_____DECEMBER 31, 2002

| MM/DD/YY | MM/DD/YY |

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESSEX SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

RECEIVED FEB 1 0 2003

168 CENTRE STREET
(No. and Street)

| DANVERS | MA | 01923 |
| (CITY) | (state) | (zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY MARSOLAIS   1-800-377-7964 Ext. 129
                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

| 41 Middle Street | Newburyport | MA | 01950-2755 |
| (Address) | (City) | (State) | (ZIP Code) |

CHECK ONE:
        XX Certified Public Accountant
           Public Accountant
           Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

MAR 1 1 2003 R

THOMSON FINANCIAL

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, <u>Barry Marsolais</u>
swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Essex Securities, LLC</u>, as of <u>December 31, 2002</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

/ _____
                          Signature

/ _____
                          Title

_____
Notary Public

ELIZABETH M. VAUGHN
Notary Public
My Commission Expires May 27, 2005

This report** contains (check all applicable boxes):

- **X** (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, PC

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECTION 17A-5

Essex Securities, LLC

I have examined the financial statements of Essex Securities, LLC for the year ended December 31, 2002 and have issued my report thereon dated January 28, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities, to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-13 or (ii) in section 4(c) of regulation T of the board of governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives of the SEC described in rule 17a-5(g). The objectives of a system of practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a05(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Essex Securities, LLC taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the SEC Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the attention that would indicate that conditions of the exemption for rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the SEC and should not be used for any other purpose.

January 28, 2003

Harvey E. Karll CPA, PC

Essex Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2002

Contents

Index
*****
***
*



· Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Essex Securities, LLC
168 Centre Street
Danvers, MA 01923

I have audited the accompanying Balance Sheet of Essex
Securities, LLC as of December 31, 2002, and the related Statements
of Income, Changes in Members Capital, and Cash Flows for the year
then ended. These financial statements are the responsibility of
the company's management. Our resposibility is to express an
opinion on these financial statements based on our audit.

I conducted our audit in accordance with generally accepted
auditing standards. Those standards require that I plan and
perform the audit to obtain reasonable assurance about whether
the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting
the amounts and disclosures in the financial statements. An audit
also includes assessing the accounting principles used and significant
estimates made by management, as well as evaluating the overall
financial statement presentation. I believe that our audit
provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of
Essex Securities, LLC, as of December 31, 2002, and the results of its
operations and its cash flows for the year then ended, in conformity
with generally accepted accounting principles.

January 28, 2003

Essex Securities, LLC
Balance Sheet
December 31, 2002

Assets

Current Assets				
Cash-Main Checking		$	38,092.32	
Cash-Money Market			10,378.78	
Prepaid Insurance			2,420.50	
Commissions Receivable			621.29	
Prepaid Licensing Fees			2,829.55	
Chase Manhattan Bank Dep			25,000.00	
Pershing Escrow Accounts			4,783.51	
Total Current Assets				$ 84,125.95
Fixed Assets				
Computer Equipment	$ 13,516.36			
Acc Depr-Computer Equip	(4,625.00)			
			8,891.36	
Total Fixed Assets				8,891.36
Other Assets				
Organization Cost	4,959.50			
Accum Amort - Orgn Cost	(3,224.00)			
			1,735.50	
Total Other Assets				1,735.50
Total Assets				$ 94,752.81

Essex Securities, LLC
Balance Sheet
December 31, 2002

Liabilities & Equity

Liabilities

Current Liabilities

Total Current Liab.	$	0.00

Long Term Liabilities

Total Long Term Liab.	0.00

Total Liabilities	0.00

Equity

Retained Earnings	($ 60,718.53)	
Current Earnings	(75,347.23)	
Members Capital	230,818.57	
Total Equity		94,752.81
Total Liabilities & Equity	$	94,752.81

See Accountant's Audit Report

Essex Securities, LLC
Statement of Income
Twelve Months Ended December 31, 2002

	Year To Date	%
Income		
Commission & Fee Income	$ 112,172.59	100.0
Total Income	112,172.59	100.0
Cost of Sales		
Total Cost of Sales	0.00	0.0
Gross Profit	112,172.59	100.0
General & Administrative Exp. (See Schedule A)	187,529.80	167.2
Net Income/(Loss) From Operations	(75,357.21)	-67.2
Other Income		
Interest Income	9.98	0.0
Total Other Income	9.98	0.0
Net Income/(Loss) Before Taxes	(75,347.23)	-67.2
Provision for Income Taxes		
Total Provision for Income Taxes	0.00	0.0
Net Income/(Loss)	($ 75,347.23)	-67.2

See Accountant's Audit Report


Essex Securities, LLC
Statement of Income
Twelve Months Ended December 31, 2002


	Year To Date	%
General & Administrative Exp.		
(Schedule A)		
Advertising & Promotion	$ 2,855.92	2.5
Amortization	992.00	0.9
Commissions Expenses	26,298.67	23.4
Business Meals	1,582.63	1.4
Continuing Education	2,076.50	1.9
Depreciation	2,531.00	2.3
Insurance	9,418.50	8.4
Insurance-Health	2,661.96	2.4
Licensing Fees	18,908.21	16.9
Management Fees	91,150.30	81.3
Office Expenses	3,211.86	2.9
Postage & Delivery	1,269.83	1.1
Professional Services	3,957.50	3.5
Printing & Reproduction	11,477.05	10.2
Regulatory Expense	1,000.00	0.9
User Fees	1,725.00	1.5
Telephone	2,506.46	2.2
Travel	3,906.41	3.5
Total G & A Expense	**$ 187,529.80**	**167.2**

Essex Securities, LLC

Statement of Changes in Member's Capital

For The Year Ended December 31, 2002

	Members Capital
Balance at beginning of year	$ 69,473
Additions to Member's Capital	100,627
Net Loss	(75,347)
Balance at December 31, 2001	$ 94,753

Essex Securities, LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2002

Year To Date

Cash Provided from Operations
Net Income (Loss)	($ 75,347.23)	
Adjustments		
Add:		
Depreciation	3,523.00	
Prepaid Licensing Fees	2,830.45	
Less:		
Prepaid Insurance	(2,420.50)	
Chase Manhattan Bank Dep	(25,000.00)	
Pershing Escrow Accounts	(4,783.51)	
Accounts Payable	(1,009.71)	
Cash from Operations		(102,207.50)
Cash Flows - Invested		
Organization Cost	0.50	
Computer Equipment	(2,566.49)	
Investing Cash Flows		(2,565.99)
Cash Flows - Financing		
Members Capital	100,627.39	
Financing Cash Flows		100,627.39
Cash Increase (Decrease)		(4,146.10)
Cash - Beginning of Year		
Cash- Revere Fedl	10,222.68	
Cash-Main Checking	42,394.52	
Total Beginning of Year		52,617.20
Cash on Statement Date		$ 48,471.10

See Accountant's Audit Report

Essex Securities, LLC
Computation of Net Capital
December 31, 2002

Net Worth	$ 94,753
Less: Non Allowable Assets	15,877

Net Capital	78,876
Less: Capital Requirement	5,000

Excess Capital	$ 73,876
	=========
Agregate Indebtedness	$ 0
	=========

Ratio of Aggregate Indebtedness
To Net Capital   0.0 to 1.0

Reconciliation of Computation
Of Net Capital

Net Capital - As reported in Part IIA Focus	$ 78,461
Net Audit Adjustments	415

Net Capital, As Above	$ 78,876
	=========

Essex Securities, LLC

Notes to Financial Statements

For the Year Ended December 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Essex Securities, LLC, formerly known as First Essex
Securities, LLC in 2001, is a broker/dealer that operates on a fully
disclosed basis. Related commission revenue and expenses are
recorded on a settlement date basis. It began operations
April 1999.

Organization Expenses

Organization costs are being amortized over a five year period
utilizing the straight line method.

Depreciaiton

The company capitalizes the cost of computers and depreciates
them using the straight line method over their useful life of
5 years.

Income Taxes

A limited liability company is treated as a partnership for both
federal and state income tax purposes. Thus, federal and state
income (loss) are passed through to the members of the company,
and not taxed at the company level. Therefore, no provision or
liability for federal or state income taxes are required in these
financial statements.

Use of Estimates

The preparation of financial; statements in conformity with generally
accepted acounting principles requires management to make estimates
and assumptions that affect the reported amount of assets and
liabilities as of the date of the financial statements and the
reported amounts of revenue and expenses during the reporting period.
Actual resuts could differ from those estimates.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $78,876 at December 31, 2002, which exceed required net capital of $5,000 by $73,876 . The ratio of aggregate indebtedness to net capital at December 31, 2002 was 0.0%.

3. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred.